Exhibit 3.18(g)

WRITTEN CONSENT OF THE SOLE SHAREHOLDER OF

EASTERN CONCRETE MATERIALS, INC.

WHEREAS, U.S. Concrete, Inc. (the “Shareholder”) is the sole shareholder of Eastern Concrete Materials, Inc., a New Jersey corporation (“Company”); and

WHEREAS, Article X of the By-Laws of the Company permits the Shareholder to amend the By-Laws of the Company; and

WHEREAS, in order to facilitate the transaction of the Company’s business, the Shareholder wishes to amend Article IV Section 1 of the By-Laws of the Company to provide that the Board of Directors shall have only one (1) member;

NOW THEREFORE, BE IT

RESOLVED, that Section 1 of Article IV of the By-Laws of the Company is hereby amended to read in its entirety as follows:

Section 1. The business and affairs of this corporation shall be managed by its Board of Directors, one (1) in number. A director shall be at least eighteen years of age and need not be a United States citizen or a resident of this State or a shareholder in the corporation. Each director shall be elected by the shareholders, at the annual meeting of shareholders of the corporation, and shall be elected for the term of one year, and until his successor shall be elected and shall qualify.